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                                                                 EXHIBIT 18


To the Board of Directors
of GS Technologies Corporation


Dear Directors:

We have been furnished with a copy of the Corporation's Form 10-Q for the quarter ended June 30, 1996. Note 6 therein describes a change in the method of accounting for spare parts and manufacturing supplies from expensing the parts and supplies at the time of purchase to inventorying the spare parts and supplies, and charging them to expense in the period in which they are used. It should be understood that the preferability of one acceptable method of inventory accounting over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for spare parts in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of GS Technologies Corporation for the three-month or six-month periods ended June 30, 1996 or June 30, 1995 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Charlotte, North Carolina
August 9, 1996